

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

July 27, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Warren Zhao
Chief Executive Officer
Tri-Tech Holding Inc.
5D, Tower A, 2 Building Business Center Jinyuan Shidai
No. 2 East Road Landianchang, Haidian District
Beijing, People's Republic of China 100097

> **RE: Tri-Tech Holding Inc.**
> **Form S-1/A filed July 9, 2009**
> **File No. 333-158393**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments.

<u>Form S-1/A</u>

<u>Financial Statements as of December 31, 2008 for Tri-Tech Holding, Inc., page F-1</u>

<u>General</u>

1. We have reviewed your response to prior comment 21. You have now revised the description of cost of revenues on the face of your statements of income and other comprehensive income to cost of revenues (exclusive of depreciation and amortization shown separately below); however, you have not shown depreciation and amortization separately below on the face of the financial statements. Please revise accordingly. In addition, there are still numerous locations in the financial statements and throughout the filing where you discuss cost of revenues but do not indicate that cost of revenues is exclusive of depreciation and amortization. Please ensure that all disclosures regarding cost of revenues throughout the filing refer to cost of revenues (exclusive of depreciation and amortization).

2. We have reviewed your response to prior comment 22. It is not clear where you have addressed your EPS computations as we requested. Please note that while the shares held in escrow are legally outstanding, they are treated similar to

contingently issuable shares for EPS purposes. As such, you should not include the shares held in escrow in the denominator in the basic EPS computation. Also, you should not include the shares held in escrow in the denominator in the diluted EPS computation until you have met the requirements set forth in paragraph 30 of SFAS 128. Please revise to clearly disclose this.

Note 1 – Background, page F-6

3. You disclose that TTII issued 50,000 shares of its stock to the Tranhold Original Shareholders for 100% equity ownership of Tranhold and that the total number of shares outstanding was 50,000 shares. Please revise here and elsewhere throughout the filing to only refer to amounts of post-split shares instead of pre-split shares.

Exhibit, page F-29

4. We have reviewed your response to prior comment 12. You now present a pro forma income statement for the year ended December 31, 2007 on page F-29. As we previously noted, you should remove any pro forma presentations or discussions of pro forma amounts below cost of revenues, exclusive of depreciation and amortization, because they cannot meaningfully or accurately depict what operating results would have been had the Yanyu acquisition occurred on January 1, 2007. Please revise.

Financial Statements for the Period Ended March 31, 2009, page F-31

Consolidated Balance Sheets, page F-33

5. The December 31, 2008 column heading indicates that these amounts have been audited. Only the amounts that appear in the financial statements covered by the audit report are audited. Since none of the amounts included in your financial statements for the period ended March 31, 2009, including the December 31, 2008 amounts, are covered by an audit report, you should not refer to them as being audited. Please make the appropriate revisions in your interim financial statements and footnotes as appropriate.

Item 16. Exhibits and Financial Statement Schedules, page II-2

6. We note that you filed your 2009 Stock Incentive Plan under the "99" series of exhibits. Please refile this exhibit under the "10" series.

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Bradley A. Haneberg, Esq. (via facsimile)
        Kaufman & Canoles, P.C.